

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 14, 2009

Mark Schweitzer
Chief Financial Officer
CE Franklin Ltd.
Suite 1900 300 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3C4

   Re: CE Franklin Ltd.
     Form 20-F for Fiscal Year Ended December 31, 2008
     File No. 1-12570

Dear Mr. Schweitzer:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

            Sincerely,

            John Cash
            Accounting Branch Chief